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                              September 22, 2021

       Brad Rogers
       Chief Executive Officer
       Red White & Bloom Brands Inc.
       8810 Jane St, 2nd Floor
       Concord, ON Canada L4K 2M9

                                                        Re: Red White & Bloom
Brands Inc.
                                                            20-F filed
September 15, 2021
                                                            File No. 000-55992

       Dear Mr. Rogers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the year ended December 31, 2020

       Item 5. Operating Results and Operations, page 27

   1. We note your discussion and analysis of results of operations and financial condition compares the fiscal
year ended December 31, 2020 to the fiscal year ended July 31,
                                                        2019. However, we note
the financial statements included in Item 18 are for the fiscal years ended December
31, 2020 and December 31, 2019. Please tell us how your
                                                        discussion and analysis
meets the overall purpose of Item 5 of Form 20-F, to provide
                                                        management   s
explanation of factors that have materially affected the company   s
                                                        financial condition and
results of operations for the historical periods covered by the financial statements.
Alternatively, amend your filing to comply with the form
                                                        requirements.
       Item 16F. Change in Registrant's Certifying Accountant, page 65

   2. Please amend your filing to provide the disclosures required by Item 16F of Form 20-F, as it relates to your
change in accountants from fiscal year 2019 to 2020. Alternatively, tell
 Brad Rogers
Red White & Bloom Brands Inc.
September 22, 2021
Page 2
         us why you do not believe these disclosures are applicable.
Item 18. Financial Statements, page 66

3.       We note the statement in MGO   s audit report that the consolidated
financial statements of
         the Company as of and for the year ended December 31, 2019 were audited by another auditor in accordance with Canadian generally accepted auditing standards. Please tell us how the inclusion of such financial statements in your filing meets General Instruction
         E(c)(2) of Form 20-F, which states that the issuer   s financial
statements must be audited in
         accordance with the standards of the PCAOB. Alternatively, amend your filing to comply with the form requirements.
4.       Please amend your filing to include the other auditor   s report with
reference to standards
         of the PCAOB.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sharon Blume, Accounting Branch Chief, at 202-551-3474 with any questions.



FirstName LastNameBrad Rogers                                  Sincerely,
Comapany NameRed White & Bloom Brands Inc.
                                                               Division of
Corporation Finance
September 22, 2021 Page 2                                      Office of
Finance
FirstName LastName